Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002 Commission File Number: 1-10358

TRIZEC HAHN CORPORATION
(Name of registrant)

BCE Place
181 Bay Street
Suite 3900
Toronto, Ontario
Canada M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIZEC HAHN CORPORATION

Date: May 8, 2002

By: ______________________
Name: Robin A. Campbell
Title: Senior Vice President, General Counsel and Secretary

EXHIBIT 1

TrizecHahn
CORPORATION

NEWS RELEASE

For Immediate Release

Investor Contact:
Dennis C. Fabro
Senior Vice President,
Investor Relations
212 382 9366

Media Contact:
Rick Matthews
Senior Vice President,
Public Relations / Corporate Communications
212 382 9314

CORRECTION

TRIZEC PROPERTIES AND TRIZEC CANADA LAUNCHED

Plan of Arrangement Becomes Effective Today
Redemption of Debentures Announced

Toronto, May 8, 2002 -- TrizecHahn Corporation (NYSE, TSX: TZH) announced this morning that its Plan of Arrangement, which received shareholder approval on April 23, 2002 and Court Approval on April 29, 2002, became effective today.

Trizec Properties, Inc. common stock (CUSIP: 89687P 10 7) (NYSE: TRZ) has been admitted today to listing on the New York Stock Exchange (NYSE). Trizec Canada Inc. subordinate voting shares (CUSIP: 896874 10 4) (TSX: TZC) have been admitted today to listing on the Toronto Stock Exchange (TSX), and the Exchange Certificates (CUSIP: 89687P 11 5) (NYSE, TSX: XTR) have been admitted today to listing on the NYSE and the TSX.

The listings of the subordinate voting shares of TrizecHahn were suspended on both the NYSE and TSX at the opening of trading today.

Certificates for the shares of Trizec Properties, Inc. common stock, Trizec Canada Inc. subordinate voting shares and Exchange Certificates that TrizecHahn shareholders will acquire under the Arrangement are being sent to shareholders, or held for pick up in accordance with instructions given in the Letter of Transmittal and Share Election Form deposited by shareholders with CIBC Mellon Trust Company.

TrizecHahn Corporation also announced that it has today given notice of redemption on June 7, 2002 of its 6.00% debentures due September 3, 2002, its 7.45% debentures due June 1, 2004 and its 7.95% debentures due June 1, 2007 (the "Debentures"). In addition, Trizec

TrizecHahn CORPORATION

NEWS RELEASE

Finance Ltd. has given notice of redemption on June 7, 2002 of its 10.875% senior notes due October 15, 2005 (the "Notes").

The redemption price for each series of Debentures has been determined based on the Canada Yield Price, as defined in the trust indentures governing each series of Debentures, on May 7, 2002. The redemption price for the 6.00% Debentures of TrizecHahn is Cdn. $1,023.6408 per Cdn. $1,000 principal amount, being the Canada Yield Price of Cdn. $1,007.860 plus interest of Cdn. $15.7808 for the period from and including March 3, 2002, to but excluding the redemption date. The redemption price for the 7.45% Debentures of TrizecHahn is Cdn.$1,060.8247 per Cdn. $1,000 principal amount, being the Canada Yield Price of Cdn. $1,059.600 plus interest of Cdn. $1.2247 for the period from and including June 1, 2002, to but excluding the redemption date. The redemption price for the 7.95% Debentures of TrizecHahn is Cdn.$1,112.7568 per Cdn. $1,000 principal amount, being the Canada Yield Price of Cdn. $1,111.450 plus interest of Cdn. $1.3068 for the period from and including June 1, 2002, to but excluding the redemption date. The regularly scheduled interest payment on the 7.45% and 7.95% Debentures will be made on June 1, 2002. Payment in respect of the redemption price for each series of Debentures will be made against surrender of the Debentures at the offices of the Trustee for the Debentures, CIBC Mellon Trust Company, in Toronto.

The redemption price for the Notes will be US $1,027.19 per US $1,000 of principal amount outstanding, plus accrued interest to, but excluding the redemption date, of US $15.70833 per US $1,000 of principal amount. Payment in respect of the redemption price for the Notes will be made against surrender of the Notes at the offices of the Trustee for the Notes, JP Morgan Chase Bank, in Dallas.

Effective today, May 8, 2002, Trizec Properties, Inc., a real estate investment trust (REIT) headquartered in New York City, is the nation's second largest publicly-traded office REIT based on square footage owned or managed. The Company has ownership interests in and manages a high-quality portfolio of 74 office properties totaling approximately 49 million square feet concentrated in the central business districts of seven major U.S. cities. For more information, including an updated fact book of supplemental operating and financial data, visit the Trizec Properties Web site at www.trz.com or call 1 (800) 891-7017.